UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CAMP4 Therapeutics Corporation

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

13463J101

(CUSIP Number)

October 15, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13463J101
1.	Names of Reporting Persons Northpond Ventures, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 471,415 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 471,415 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 471,415 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Northpond Ventures, LP (“Northpond Fund I”), Northpond Ventures GP, LLC (“Northpond GP”), Northpond Ventures II, LP (“Northpond Fund II”), Northpond Ventures II GP, LLC (“Northpond II GP”), Northpond Ventures III, LP (“Northpond Fund III”), Northpond Ventures III GP, LLC (“Northpond III GP”), and Michael P. Rubin (“Rubin” and, with Northpond Fund I, Northpond GP, Northpond Fund II, Northpond II GP, Northpond Fund III and Northpond III GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund I. Northpond GP is the general partner of Northpond Fund I and Rubin is the managing member of Northpond GP. As such, Northpond GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund I and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund I.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Northpond Ventures GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 471,415 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 471,415 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 471,415 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund I. Northpond GP is the general partner of Northpond Fund I and Rubin is the managing member of Northpond GP. As such, Northpond GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund I and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund I.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Northpond Ventures II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,003,193 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,003,193 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,193 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund II. Northpond II GP is the general partner of Northpond Fund II and Rubin is the managing member of Northpond II GP. As such, Northpond II GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund II.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Northpond Ventures II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,003,193 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,003,193 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,193 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund II. Northpond II GP is the general partner of Northpond Fund II and Rubin is the managing member of Northpond II GP. As such, Northpond II GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund II.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Northpond Ventures III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 763,636 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 763,636 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 763,636 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund III. Northpond III GP is the general partner of Northpond Fund III and Rubin is the managing member of Northpond III GP. As such, Northpond III GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund III and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund III.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Northpond Ventures III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 763,636 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 763,636 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 763,636 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	The shares are held by Northpond Fund III. Northpond III GP is the general partner of Northpond Fund III and Rubin is the managing member of Northpond III GP. As such, Northpond III GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund III and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund III.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

CUSIP No. 13463J101
1.	Names of Reporting Persons Michael P. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,238,244 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,238,244 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,238,244 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 11.5% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 471,415 shares held by Northpond Fund I, (ii) 1,003,193 shares held by Northpond Fund II, and (iii) 763,636 shares held by Northpond Fund III. Northpond GP is the general partner of Northpond Fund I, Northpond II GP is the general partner of Northpond Fund II, and Northpond III GP is the general partner of Northpond Fund III. Rubin is the managing member of each of Northpond GP, Northpond II GP and Northpond III GP and shares voting and investment authority over these shares.

(3)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

Item 1.

(a)	Name of Issuer CAMP4 Therapeutics Corporation
(b)	Address of Issuer’s Principal Executive Offices One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing
Northpond Ventures, LP (“Northpond Fund I”)
Northpond Ventures GP, LLC (“Northpond GP”)
Northpond Ventures II, LP (“Northpond Fund II”)
Northpond Ventures II GP, LLC (“Northpond II GP”)
Northpond Ventures III, LP (“Northpond Fund III”)
Northpond Ventures III GP, LLC (“Northpond III GP”)
Michael P. Rubin (“Rubin”)
(b)	Address of Principal Business Office or, if none, Residence 7500 Old Georgetown Road, Suite 800 Bethesda , MD 20814
(c)	Citizenship
Entities:	Northpond Fund I	-	Delaware
	Northpond GP	-	Delaware
	Northpond Fund II	-	Delaware
	Northpond II GP	-	Delaware
	Northpond Fund III	-	Delaware
	Northpond III GP	-	Delaware
Individuals:	Rubin	-	United States
	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number 13463J101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of October 22, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Northpond Fund I (1)	471,415		471,415		471,415	471,415	2.4%
Northpond GP (1)			471,415		471,415	471,415	2.4%
Northpond Fund II (2)	1,003,193		1,003,193		1,003,193	1,003,193	5.1%
Northpond II GP (2)			1,003,193		1,003,193	1,003,193	5.1%
Northpond Fund III (3)	763,636		763,636		763,636	763,636	3.9%
Northpond III GP (3)			763,636		763,636	763,636	3.9%
Rubin (1) (2)			2,238,244		2,238,244	2,238,244	11.5%

(1)	Includes 471,415 shares held by Northpond Fund I. Northpond GP is the general partner of Northpond Fund I and Rubin is the managing member of Northpond GP. As such, Northpond GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund I and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund I.
(2)	Includes 1,003,193 shares held by Northpond Fund II. Northpond II GP is the general partner of Northpond Fund II and Rubin is the managing member of Northpond II GP. As such, Northpond II GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund II and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund II.
(3)	Includes 763,636 shares held by Northpond Fund III. Northpond III GP is the general partner of Northpond Fund III and Rubin is the managing member of Northpond III GP. As such, Northpond III GP and Rubin have shared dispositive and voting power over the shares held by Northpond Fund III and may be deemed to have indirect beneficial ownership of the shares held by Northpond Fund III.
(4)	This percentage is calculated on 19,505,119 shares of Common Stock outstanding as of October 15, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024

Northpond Ventures, LP

By:	Northpond Ventures GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures II, LP

By:	Northpond Ventures II GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures II GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures III, LP

By:	Northpond Ventures III GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures III GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

/s/ Michael P. Rubin
Michael P. Rubin

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of CAMP4 Therapeutics Corporation is filed on behalf of each of us.

Dated: October 22, 2024

Northpond Ventures, LP

By:	Northpond Ventures GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures II, LP

By:	Northpond Ventures II GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures II GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures III, LP

By:	Northpond Ventures III GP, LLC
its	General Partner

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

Northpond Ventures III GP, LLC

By:	/s/ Patrick Smerkers
Name: Patrick Smerkers
Title: Authorized Signatory

/s/ Michael P. Rubin
Michael P. Rubin